SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                         Commission File Number   0-2642
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     (Check one):        / / Form 10-K and Form 10-KSB      / / Form 11-K
     / / Form 20-F       /X/ Form 10-Q and Form 10-QSB   / / Form N-SAR

     For period ended                             September 30, 1994
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/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR

     For the transition period ended
                                        -----------------------------------

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------


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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant       DE TOMASO INDUSTRIES, INC.
                             ---------------------------------------------

     Former name if applicable


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            Address of principal executive office (Street and Number)

                                        P.O. Box 856, 107 Monmouth Street
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     City, State and Zip Code              Red Bank, NJ 07701
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

                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's Italian subsidiaries, following the sale of the Maserati operations in May 1993, have sharply reduced their administration and financial personnel as part of their efforts to reduce and control expenses. As part of these cost saving measures the O.A.M. S.p.A. subsidiary engaged outside contractors to prepare the financial information necessary to permit the Company to file the Quarterly Report on Form 10-Q. The information was not delivered to O.A.M. in sufficient time to enable a timely filing of the Quarterly Report.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Howard E. Chase                           212            735-8679
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          (Name)                            (Area Code)  (Telephone Number)


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

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes   / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes   / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant realized a non-recurring gain of approximately $125,000,000 in 1993 from the sale of its Maserati subsidiary. The Company lost approximately $2,000,000 in the third quarter ended September 30, 1993, but anticipates only a de minimis loss for the 1994 period, if at all.
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                                 DE TOMASO INDUSTRIES, INC.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    November 14, 1994          By /s/ Howard E. Chase
     -------------------------       --------------------------------------
                                   Howard E. Chase
                                   Vice President

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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